August 5, 2011

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:         Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-12079

Dear Ms. Thompson:

This letter is being furnished on behalf of Calpine Corporation in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated July 11, 2011 (the “Comment Letter”), with respect to the above referenced filing. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise.

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for period ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Liquidity and Capital Resources, page 85

1.
We note that you completed the sale of your interest in the Blue Spruce and Rocky Mountain businesses on December 6, 2010. It appears that these businesses were profitable during each of the fiscal years presented and may have represented a material portion of your income. Please disclose the impact and anticipated impact on your liquidity arising from the sale of these entities including the loss of the related income and cash flows in future periods.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

Response:

In assessing the materiality of our Rocky Mountain and Blue Spruce businesses to our overall earnings and liquidity position, we examined the historical performance of these entities relative to our current earnings and liquidity. Our Rocky Mountain and Blue Spruce businesses earned revenue through long-term tolling agreements, which made the earnings and cash flow relatively consistent year-over-year, and thus we believe that their historical performance is representative of their relative anticipated impact on our future earnings and liquidity position.

The sale of these two plants did not have a significant impact on our current liquidity availability. Our “as reported” (as disclosed in the Management Discussion and Analysis section) and pro-forma total current liquidity availability as of December 31, 2009(1), excluding the Rocky Mountain and Blue Spruce businesses, was as follows (in millions):

	(as reported)	(pro-forma)
	2009	2009
Cash and cash equivalents, corporate	$725	$725
Cash and cash equivalents, non-corporate	264	262
Total cash and cash equivalents	989	987
Restricted cash	562	508
Letter of credit availability	34	34
Revolver availability	794	794
Total current liquidity availability	$2,379	$2,323
(1)
We analyzed the impact of our disposition of the Rocky Mountain and Blue Spruce businesses at December 31, 2009, as this was the final period presented where the inclusion of these businesses impacted our  full year current liquidity availability.

As the Rocky Mountain and Blue Spruce businesses represented less than 3% of the Company’s overall liquidity, we do not believe that the impact of these businesses is material to the Company’s liquidity position or future liquidity.

Our existing disclosures discuss the strategic nature of the disposition of our Rocky Mountain and Blue Spruce businesses. On page 65 of the Form 10-K for Fiscal Year Ended December 31, 2010, we indicate that the sale of the Rocky Mountain and Blue Spruce businesses resulted in proceeds of approximately $739 million, which were used to repay $418 million in project debt, with the remaining funds to be used to fund future development and growth in the Company’s core markets. Thus, we do not believe that the disposition had or will have a significant impact on the Company’s liquidity position.

Based on our existing disclosures and our assessment of the earnings and liquidity impact of the disposition of our Rocky Mountain and Blue Spruce businesses, we determined that no additional disclosure would be required under Item 303 of Regulation S-K.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

2.	Please also disclose the impact and anticipated impact on your liquidity arising from your July 1, 2010 Conectiv Acquisition.

Response:

Impact on Current Liquidity:

The Conectiv transaction entered into on July 1, 2010 decreased the Company’s liquidity by $340 million, which represents approximately 15% of our total current liquidity availability. However, our December 31, 2010 Form 10-K included the following disclosures regarding the impact of the Conectiv acquisition on our liquidity. We disclosed that the net proceeds of $1.3 billion from the NDH Project Debt were used, along with available operating cash, to pay for the Conectiv Acquisition purchase price of approximately $1.64 billion and to fund a cash contribution of $110 million to fund the completion of the York Energy Center. We also disclosed that during fiscal 2010 we expensed transaction costs and acquisition-related costs of approximately $36 million. We believe that our existing disclosures within our 2010 Form 10-K would allow an average investor to adequately assess the impact of the Conectiv transaction on our total current liquidity availability.

Impact on Future Liquidity:

We calculated Conectiv’s liquidity availability for the next two years as follows (in millions):

	2011	2012
Projected income from operations	$194	$152
Add: Adjustments for non-cash items
Depreciation and amortization	69	78
Less: Adjustments to income from operations
Capital expenditures	26	—
Interest expense	89	85
Principal repayments	63	56
Income taxes	10	7
Projected increase in liquidity availability	$75	$82

Based on our historical total liquidity availability of $2.2 billion and $2.4 billion as of December 31, 2010 and 2009, respectively, we project the incremental impact of the Conectiv business to increase the Company’s future liquidity by approximately 3-4%.

Based on our assessment of the projected future impact of our Conectiv business on the Company’s liquidity position, we determined that the impact and potential impact to our liquidity from the Conectiv Acquisition is not significant. Accordingly, we concluded that no additional disclosure is warranted under Item 303 of Regulation S-K.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

Financial Statements, page 127

Note 2. Summary of Significant Accounting Policies, page 134

Revenue Recognition, page 140

3.
We note that your operating revenue consists of renewable energy credits (RECs) from your Geysers Assets that is recognized when contractually earned at the market price or a contract price. Please tell us, for each reporting period, how much of your total revenue is comprised of RECs. Additionally, please elaborate on how your RECs are “contractually earned”.

Response:

For the annual periods ended December 31, 2010, 2009 and 2008, the Company recognized revenue from the sale of renewable energy credits (RECs) of approximately $128 million, $83 million and $69 million, respectively. This represents 2.0%, 1.3% and 0.7% of reported 2010, 2009 and 2008 annual revenues, respectively.

The Company recognizes revenues on the sale of RECs based upon the terms of each sales agreement as well as the regulatory requirements of the state in which the sale occurs. In general, the Company sells RECs with energy from specified generating stations. Under the terms of the Company’s contracts, legal transfer of title to all “environmental attributes” occurs at the time of generation of the related energy. The credits are automatically transferred to the customer in due course of business with no ongoing obligation from Calpine as specified within the sales arrangements. Therefore, the Company recognizes revenue on the sale of RECs upon generation and delivery of the energy associated with the RECs.

Note 3. Acquisitions, Divestitures and Discontinued Operations, page 143

Corporate Governance Matters, page 11

4.
We note your Conectiv Acquisition which was completed on July 1, 2010. Please tell us how you determined that historical financial statements in accordance with Rule 3-05 of Regulation S-X and pro forma financial information in accordance with Rule 11-01 of Regulation S-X were not required for this acquisition. Please provide us with your calculations.

Response:

We determined that the Conectiv Acquisition, which was completed on July 1, 2010, did not meet the significance criteria set forth under Rules 3-05 and 11-01 of Regulation S-X, and as a result, historical financial statements and pro-forma financial information were not required. We applied the criteria of Rule 3-05 and 11-01, which outline when historical financial statements are required for a significant subsidiary, applying a sliding scale of thresholds commencing at 20%. Please see below for the supporting calculations for our significance tests.

Does the registrant’s investments in and advances to the acquired subsidiary exceed 20% of the registrant’s total assets for the most recently completed fiscal year? [Investment Test]

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

The Company’s total assets were $16.7 billion as of December 31, 2009. The Conectiv Acquisition GAAP purchase price of $1.64 billion did not exceed 20% of our total assets.

Does the registrant’s share of total assets of the acquired subsidiary exceed 20% of the registrant’s total assets for the most recently completed fiscal year? [Asset Test]

Conectiv’s total assets of $2.0 billion as of December 31, 2009 did not exceed 20% of the Company’s total assets of $16.7 billion.

Does the acquired subsidiary’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principal exceed 20% of such income for the registrant for the most recently completed fiscal year? [Income Test]

As the Company’s pre-tax earnings for the year ended December 31, 2009 were more than 10% lower than the average of the Company’s pre-tax earnings for the last five fiscal years, we determined the Company’s pre-tax earnings for the Income Test using data from the Company’s most recent five years. Any loss years were excluded from the calculation. Excluding the years where the Company incurred losses, the Company’s average income before income taxes, extraordinary items and cumulative effect of a change in accounting principal totaled $462 million. Conectiv reported income before income taxes, extraordinary items and cumulative effect of a change in accounting principal of $12 million for the year ended December 31, 2009, which did not exceed the 20% threshold.

5.
We note your disclosure that on December 8, 2010 your wholly owned, indirect subsidiary, Calpine BRSP purchased from CIT Capital USA, Inc. the entities that held the leases for your Broad River and South Point power plants by assuming debt with a fair value of $297 and a cash payment of approximately $40 million. You disclose that during fiscal 2010 you recorded a pre-tax loss of $125 million on this transaction, including a $30 million loss arising from the allocation of assumed debt that was greater than the prior debt obligation with respect to Broad River and a $95 million impairment loss arising from the allocation of consideration paid for South Point that was in excess of the fair value of the assets acquired. Please provide us with more details regarding how this loss was determined including how the consideration paid was allocated, how the related debt was allocated and how the fair value of the related assets was determined for each of these power plants.

Response:

In conjunction with the acquisition of the entities that held the leases for our Broad River and South Point power plants from CIT Capital USA (“CIT”) by our wholly owned, indirect subsidiary, Calpine BRSP, we disclosed an aggregate pre-tax loss of $125 million, consisting of a pre-tax loss of $30 million related to Broad River and a pre-tax loss of $95 million related to South Point. During 2001, Calpine had entered into sale-leaseback transactions with CIT for both the Broad River and South Point facilities. Although the two power plants were leased through one agreement with CIT Capital USA, the prior financing history had led to different accounting conclusions for the individual plants. Prior to this transaction, we accounted for our Broad River power plant as a failed sale-leaseback financing transaction under U.S. GAAP, while our South Point lease was accounted for as an operating lease. As a result, we viewed the transactions separately.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

Given the historical accounting treatment described above, the BRSP Transaction had to be accounted for as if it were two transactions, which required us to make a judgment about the appropriate method for allocating the total consideration (the cash paid and fair value of debt assumed). While the allocation had no impact on the total accounting loss to be reported in our 2010 income statement, it did have an impact on the amount of any gain (loss) reported below operating income (debt extinguishment cost) and as a component of operations (an impairment/write-off). In determining the appropriate allocation method, we considered various allocation methods and determined the best method was to allocate consideration paid based on the fair value of the respective assets at the transaction date, as management believes it is the method most relevant to other market participants that intended on acquiring both plants. We calculated the allocation of the cash paid ($40 million) and the fair value of the new debt ($297 million) assumed based on the relative fair value of the individual assets acquired. We utilized data provided by a third-party appraiser and considered the income approach, market approach and the cost approach when estimating the fair value of the facilities. The following table reflects the fair values utilized and the resulting amounts allocated for the cash paid and the fair value of the debt assumed (in millions, excluding percentages):

	Broad River	South Point
Fair value of assets acquired	$332	$130
Allocation percentage	72%	28%

Allocation:
Cash	$29	$11
Fair value of new debt assumed	$213	$84

Broad River

We treated the portion of the transaction related to Broad River as extinguishment of debt (in millions):

Cash paid under the transaction	$(29)
Fair value of new debt assumed	(213)
Existing financing obligation	212
Pre-tax (loss)	$(30)

South Point

In calculating the loss related to the South Point lease, we compared the fair value of assets acquired to the book value of existing assets (in millions):

Cash paid under the transaction	$(11)
Fair value of new debt assumed	(84)
Lease levelization asset	(107)
Existing leasehold improvements	(23)
Assets acquired	130
Pre-tax (loss)	$(95)

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

Note 10. Income Taxes, page 171

6.
You disclose that your income tax benefit for fiscal 2010 includes approximately $13 million in intraperiod tax expense related to a prior period. Please provide us with further details regarding this adjustment, including how you determined the appropriate amount and classification of the adjustment along with the prior period or periods to which the adjustment relates.

Response:

During the preparation of our first quarter 2010 tax provision, we determined that our ASC 740-20-45-7 calculation for the fourth quarter 2009 contained an incorrect calculation which resulted in an approximate $13 million deferred tax benefit in continuing operations with an offsetting deferred tax expense to Other Comprehensive Income incorrectly recorded in 2009. The calculation was corrected in the first quarter of 2010, and an offsetting $13 million deferred tax expense in continuing operations with an offsetting deferred tax benefit to Other Comprehensive Income was recorded. The prior period adjustment did not have a material effect to the financial statements or cash taxes for either period.

Note 15. Commitments and Contingencies, page 179

7.
We note your disclosure that, at present, you cannot reasonably estimate the liability that could potentially result from a negative outcome for every case. Please tell us, and revise your disclosure to state, whether you can reasonably estimate the liability for any case. For those litigation matters where you can reasonably estimate the liability, please revise your disclosure to comply with the guidance in ASC 450-20-50-4.

Response:

For a limited number of litigation matters, for which a loss is probable, whether in excess of a related accrued liability or, where there is no liability, the Company is able to estimate a range of possible loss, we have revised our disclosure starting with our June 30, 2011 Form 10-Q to reflect that management does not believe that the likely outcome of these litigation matters would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows. Our June 30, 2011 Form 10-Q included the following disclosure:

We are party to various litigation matters, including regulatory and administrative proceedings arising out of the normal course of business. On a quarterly basis, we review our litigation activities and determine if an unfavorable outcome to us is considered “remote,” “reasonably possible” or “probable” as defined by U.S. GAAP. Where we determine an unfavorable outcome is probable and is reasonably estimable, we accrue for potential litigation losses. The liability we may ultimately incur with respect to such litigation matters, in the event of a negative outcome, may be in excess of amounts currently accrued, if any; however, we do not expect that the reasonably possible outcome of these litigation matters would, individually or in the aggregate, have a material adverse effect to our financial position, results of operations or cash flows. Where we determine an unfavorable outcome is not probable or reasonably estimable, we do not accrue for any potential litigation loss. The ultimate outcome of these litigation matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome be reasonably estimated. As a result, we give no assurance that such litigation matters would,

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

individually or in the aggregate, not have a material adverse effect to our financial position, results of operations or cash flows. Further, following the Effective Date, pending actions to enforce or otherwise effect repayment of liabilities preceding December 20, 2005, the petition date, as well as pending litigation against the U.S. Debtors related to such liabilities, generally have been permanently enjoined. Any unresolved claims will continue to be subject to the claims reconciliation process under the supervision of the U.S. Bankruptcy Court. However, certain pending litigation related to pre-petition liabilities may proceed in courts, other than the U.S. Bankruptcy Court, to the extent the parties to such litigation have obtained relief from the permanent injunction.

8.
If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response:

In determining whether it is possible to provide an estimate of loss or range of possible loss, the Company reviews and evaluates its litigation and regulatory matters on a quarterly basis in light of potentially relevant factual and legal developments. We have revised our disclosure starting with our June 30, 2011 Form 10-Q to include a brief description of the procedures we undertake to estimate a range of reasonably possible losses and to state that for litigation matters where we determined that an unfavorable outcome is not probable or reasonably estimable, we give no assurance that such litigation matters would, individually or in the aggregate, not have a material adverse effect on our financial position, results of operations or cash flows. See the response to Comment #7 for the disclosure that was included in our June 30, 2011 Form 10-Q.

9.
We note your disclosure that you do not expect the outcome of various other claims and legal actions, other than those already disclosed in your filing, will have a material adverse effect on your financial position or results of operations. Please tell us whether the outcome, in the aggregate, would have a material effect on your financial position or results of operations.

Response:

In our prior filings, including the Form 10-K for the year ended December 31, 2010, we stated that we did not expect that the outcome of various other claims and legal actions, including regulatory and administrative proceedings arising out of the normal course of business, would have a material adverse effect on our financial position or results of operations.

In our June 30, 2011 Form 10-Q, we revised our disclosure to state that for issues where we determine that an unfavorable outcome is not probable or reasonably estimable, we give no assurance that such litigation matters would individually or in the aggregate, not have a material adverse effect on our financial position, results of operations or cash flows. See the response to Comment #7 for the disclosure that was included in our June 30, 2011 Form 10-Q.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
August 5, 2011

*****

As requested in the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1537 and my fax number is (832) 325-3626.

Sincerely,:

/s/ JIM D. DEIDIKER
Jim D. Deidiker
Senior Vice President and
Chief Accounting Officer